Exhibit (a)(1)(O)

FOR IMMEDIATE RELEASE

Financial Information Press Contact:

Vincent C. Klinges

Chief Financial Officer

American Software, Inc.

(404) 264 – 5477

American Software Completes Tender Offer for Logility

Atlanta (June 30, 2009) American Software, Inc. (NASDAQ: AMSWA) today announced that it successfully completed its tender offer to acquire all of the outstanding common stock of Logility, Inc. (NASDAQ: LGTY) not currently owned by American Software. The offer expired at Midnight New York City time, on Monday, June 29, 2009. A total of approximately 1,134,570 shares of Logility common stock were tendered.

The tender offer was subject to a condition that a majority of the shares not owned by American Software, its officers and directors, and the officers and directors of Logility, other than the independent Logility directors on the special committee formed to consider the offer, be tendered pursuant to the offer. The number of shares tendered by such non-affiliates satisfies this condition.

Together with the approximately 88% equity interest it already beneficially owns, as a result of the tender offer American Software will own approximately 12,808,570 shares or 96.7% of the outstanding shares. Shareholders who have tendered their shares will receive $7.02 per share promptly following the guaranteed delivery period.

As previously announced in connection with the tender offer, American Software will promptly cause Logility to consummate a short-form merger under Georgia law in which Logility will become a wholly-owned subsidiary of American Software. Pursuant to the merger, all shares held by Logility’s remaining shareholders will be converted into the right to $7.02 per share, without interest.

About American Software

Headquartered in Atlanta, American Software develops, markets and supports one of the industry’s most comprehensive offerings of integrated business applications, including supply chain management, Internet commerce, financial, warehouse management and manufacturing packages. e-Intelliprise™ is an ERP/supply chain management suite, which leverages Internet connectivity and includes multiple manufacturing methodologies. New Generation Computing Inc. (NGC), a wholly-owned subsidiary of American Software, is a leading provider of PLM, Global Sourcing and ERP solutions for Fashion, Apparel, Footwear and Retail. Headquartered in Miami, NGC’s worldwide customers include VF Corporation®, A|X Armani Exchange®, Carter’s®, Casual Male Retail Group®, Maggy London, R.G. Barry, Hugo Boss®, Dick’s Sporting Goods, Isda & Co., Tristan & America®, Parigi Group and many others. For more information on the Company, contact: American Software, 470 East Paces Ferry Rd., Atlanta,

GA 30305; (800) 726-2946 or (404) 261-4381. FAX: (404) 264-5206. INTERNET: www.amsoftware.com or e-mail: ask@amsoftware.com.

About Logility

With more than 1,250 customers worldwide, Logility is a leading provider of collaborative supply chain solutions that help small, medium, large and Fortune 1000 companies realize substantial bottom-line results in record time. Logility Voyager Solutions feature performance monitoring capabilities in a single Internet-based framework and provide supply chain visibility; demand, inventory and replenishment planning; sales and operations planning; inventory and supply optimization; transportation planning and execution; and warehouse management. Demand Solutions provide forecasting, demand planning and point-of-sale analysis for maximizing profits in manufacturing, distribution and retail operations. Logility customers include Arch Chemicals, Avery Dennison Corporation, BP (British Petroleum), Leviton Manufacturing Company, McCain Foods, Pernod Ricard, Remington Products Company, Sigma Aldrich and VF Corporation. For more information about Logility, call 1-800-762-5207 or visit http://www.logility.com.

Cautionary Statements

Certain risk factors and other considerations are detailed in American Software’s Form 10-K for the year ended April 30, 2008 and other reports and documents subsequently filed with the Securities and Exchange Commission.

e-Intelliprise is a trademark of American Software, Logility is a registered trademark and Logility Voyager Solutions is a trademark of Logility, Demand Solutions is a registered trademark of Demand Management, and NGC is a registered trademark of New Generation Computing. Other products mentioned in this document are registered, trademarked or service marked by their respective owners.

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